SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Cascade Corporation (Name of Issuer)
Common Stock, $0.50 par value (Title of Class of Securities)
147195-10-1 (CUSIP Number)
Robert C. Warren, Jr. PO Box 20187 Portland, Oregon 97294-0187 (2201 NE 201st Avenue Fairview, Oregon 97024-9718) (503) 669-6300

with a copy to:
 John M. Schweitzer, Esq.
Stoel Rives LLP
900 SW Fifth Avenue, Suite 2600
Portland, Oregon 97204-1268
(503) 224-3380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 24, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147195-10-1	13D

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Robert C. Warren, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 974,963(1)

		(8)	SHARED VOTING POWER: 22,000(1)

		(9)	SOLE DISPOSITIVE POWER: 147,067(1)

		(10)	SHARED DISPOSITIVE POWER: 849,896(1)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 996,963(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: /x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.9%(2)

(14)	TYPE OF REPORTING PERSON: IN

(1)
Based on beneficial ownership of shares of Common Stock of the Issuer as follows: (a) 827,896 shares held by the Robert C. and Nani S. Warren Revocable Trust; (b) 31,600 shares held by Robert C. Warren, Jr. as trustee or co-trustee of trusts for family members; (c) 81,963 shares under options held by Mr. Warren; (d) 29,954 shares held for the benefit of Mr. Warren by a 401(k) plan; and (e) 25,550 shares held directly or indirectly by Mr. Warren. 804,496 shares held by the Nani S. Warren Revocable Trust (NSW Trust) and 1,200 shares owned by Mr. Warren's spouse, as to which he disclaims beneficial interest, are not included.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

CUSIP No. 147195-10-1	13D

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Richard S. Anderson

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 35,988

		(8)	SHARED VOTING POWER: 0

		(9)	SOLE DISPOSITIVE POWER: 35,988

		(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 35,988(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: /x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.29%(2)

(14)	TYPE OF REPORTING PERSON: IN

(1)
Includes: (a) 2,659 shares held for the benefit of Mr. Anderson by a 401(k) plan, and (b) 28,611 shares issuable upon exercise of currently vested stock options or options that will vest within 60 days of May 18, 2001.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

CUSIP No. 147195-10-1	13D

(1)	NAME OF REPORTING PERSON IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Terry H. Cathey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	/ /
		(b)	/x/

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS: Not applicable

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
/ /

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(7)	SOLE VOTING POWER: 38,278

		(8)	SHARED VOTING POWER: 0

		(9)	SOLE DISPOSITIVE POWER: 38,278

		(10)	SHARED DISPOSITIVE POWER: 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 38,278(1)

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: /x/

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.30%(2)

(14)	TYPE OF REPORTING PERSON: IN

(1)
Includes 31,778 shares issuable upon exercise of currently vested stock options or options that will vest within 60 days of May 18, 2001.

(2)
Based on 12,622,979 shares of Common Stock outstanding as of May 18, 2001, calculated as set forth in Item 5.

Item 1.  Security and Issuer, is hereby amended and restated as follows:

    This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $0.50 par value (the "Common Stock") of Cascade Corporation, an Oregon corporation ("Issuer").

    The principal executive offices of Issuer are located at 2201 N.E. 201st Avenue, Fairview, Oregon 97024.

Item 2.  Identity and Background, is hereby amended and restated as follows

    Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned individuals, Robert C. Warren, Jr., Richard S. Anderson and Terry H. Cathey (collectively, the "Reporting Persons" or "Management"), are amending their joint Schedule 13D filing dated July 5, 2000.

    On July 5, 2000, the Reporting Persons entered into a Letter of Understanding with CHS Oregon Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Code Hennessy & Simmons IV LP, a Delaware limited partnership ("CHS IV"), and the Robert C. and Nani S. Warren Revocable Trust (the "Trust") whereby Acquisition Corp. secured the agreement of the Reporting Persons and the Trust to work exclusively with Acquisition Corp. and CHS IV to attempt to develop a proposal to acquire the Issuer. On August 24, 2001, Acquisition Corp. and CHS IV sent a letter to Management and the Trust confirming that the agreement described above had been terminated. A copy of this letter is attached hereto as Exhibit 3.

    Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute a "person" or "group" for any purpose or (ii) an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by the Trust. Pursuant to Rule 13d-1(k)(2) under the Act, the Reporting Persons are filing this Schedule 13D on their own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

Item 3.  Source and Amount of Funds or Other Consideration, is hereby amended by adding the following paragraph to the end of the item:

    On August 24, 2001, Acquisition Corp. and CHS IV sent a letter to Management and the Trust confirming that the agreement described above had been terminated. A copy of the letter is attached hereto as Exhibit 3.

Item 4.  Purpose of Transaction, is hereby amended by adding the following paragraph to the end of the item:

    On August 24, 2001, Acquisition Corp. and CHS IV sent a letter to Management and the Trust confirming that the agreement described above had been terminated. A copy of the letter is attached hereto as Exhibit 3.

Item 5.  Interest in Securities of the Issuer, is hereby amended and restated as follows:

    As reported in the Issuer's most recent Schedule 14A, 11,439,890 shares of Common Stock and one special voting share were outstanding as of May 18, 2001. The Common Stock share totals and percentage calculations below assume, additionally, the conversion of 800,000 outstanding exchangeable shares issued by an Issuer subsidiary into a like number of shares of Common Stock. Each of the calculations in this Item 5 is based on the resulting total of 12,239,890 shares of Common Stock plus the issuance of 383,089 shares upon exercise of options by the Issuer's management and directors. TD Trust Company holds the special voting share as trustee for the holder of the exchangeable shares and is entitled to cast 800,000 votes on matters presented to stockholders.

    Pursuant to Rule 13d-3 of the Act, Robert C. Warren, Jr. may be deemed to be the beneficial owner of 996,963 shares of Common Stock, or 7.9% of outstanding Common Stock and exercisable options, of which 137,467 are owned individually (including 81,963 under option grant and 29,954 held by a 401(k) plan); 31,600 are held as trustee or co-trustee for family members, and 827,896 are held as trustee of the Trust. The total shown does not include 804,496 shares of Common Stock held by the NSW Trust, as to which Mr. Warren disclaims beneficial ownership. Mr. Warren's wife owns 1,200 shares of Common Stock, as to which Mr. Warren disclaims beneficial interest. Mr. Warren also disclaims beneficial ownership of any shares of Common Stock held by Mr. Anderson or Mr. Cathey.

    Pursuant to Rule 13d-3 of the Act, Richard S. Anderson may be deemed to be the beneficial owner of 35,998 shares of Common Stock, or .29% of outstanding Common Stock and exercisable options, of which 28,611 shares are held under option grant and 2,659 shares are held for the benefit of Mr. Anderson by a 401(k) plan. Mr. Anderson disclaims beneficial ownership of any shares of Common Stock held by Mr. Warren or Mr. Cathey.

    Pursuant to Rule 13d-3 of the Act, Terry H. Cathey may be deemed to be the beneficial owner of 38,278 shares of Common Stock, or .30% of outstanding Common Stock and exercisable options, of which 31,778 shares are held under option grant. Mr. Cathey disclaims beneficial ownership of any shares of Common Stock held by Mr. Warren or Mr. Anderson.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer, is hereby amended as follows:

    Except as set forth in this Amendment No. 1 to Schedule 13D, and except for the Joint Filing Agreement dated August 24, 2001 among the Reporting Persons attached as Exhibit 1 to this Amendment No. 1 to Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

Item 7.  Materials to be Filed as Exhibits, is hereby amended and restated as follows:

Exhibit 1	Sworn Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Exhibit 2
Letter of Understanding dated July 5, 2000 by and between CHS Oregon Acquisition Corp., Code Hennessy & Simmons IV LP, CHS Management IV LP, Code Hennessy & Simmons LLC, the Robert C. and Nani S. Warren Revocable Trust, Robert C. Warren, Jr., Richard S. Anderson and Terry H. Cathey (incorporated by reference to Exhibit 2 to Schedule 13D filed by the CHS Parties as of July 7, 2000).
Exhibit 3	Letter dated August 24, 2001 (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by the CHS Parties as of August 24, 2001).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2001

/s/ ROBERT C. WARREN, JR. Robert C. Warren, Jr.

/s/ RICHARD S. ANDERSON Richard S. Anderson

/s/ TERRY H. CATHEY Terry H. Cathey